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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO.    )*


                             DIEDRICH COFFEE, INC.
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                               (NAME OF ISSUER)

                          Common Stock, $.01 par value
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                        (TITLE OF CLASS OF SECURITIES)

                                     253675
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                                (CUSIP NUMBER)

       AMRE A. YOUNESS, 3 CIVIC PLAZA, SUITE 170, NEWPORT BEACH, CA 92660
                                  714/729-9751
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                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                October 1, 1997
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           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No.     253675                                          PAGE 2 OF 6 PAGES

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   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            AMRE A. YOUNESS
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   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
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   3  SEC USE ONLY

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   4  SOURCE OF FUNDS*
            AF
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   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
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   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            United States of America
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                      7   SOLE VOTING POWER
                          90,958 Shares
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          340,000 Shares
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            90,958 Shares
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          340,000 Shares
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      430,958 Shares
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      8.0 %
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No.     253675                                          PAGE 3 OF 6 PAGES

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   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      NUVRTY, INC.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
      WC
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Colorado
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER

     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          340,000 Shares
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          340,000 Shares
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      340,000 Shares
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      6.3%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE. RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 253675                      SCHEDULE 13D         PAGE  4  OF 6 PAGES
                                                               ----


Item 1.            Security and Issuer

          This Schedule 13D relates to the Common Stock, $.01 par value, of Diedrich Coffee, Inc., whose principal executive offices are located at 2144 Michelson Drive, Irvine, California 92612.

Item 2.            Identity and Background

          This Schedule 13D is filed on behalf of Amre A. Youness and Nuvrty, Inc., a Colorado corporation. The business address of Mr. Youness and Nuvrty, Inc. is 3 Civic Plaza, Suite 170, Newport Beach, CA 92660-5916. Mr. Youness is a private investor and Nuvrty, Inc. is a corporation wholly owned by Mr. Youness through which he makes some investments. Mr. Youness is also a director and executive officer of Nuvrty, Inc.

          Neither Mr. Youness nor Nuvrty, Inc. has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has either of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which either of them was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

          Mr. Youness is a citizen of the United States of America and Nuvrty, Inc. is a Colorado corporation.

Item 3.            Source and Amount of Funds or Other Consideration

          Mr. Youness owns directly 90,958 shares of Common Stock of Diedrich Coffee, Inc. which he acquired upon the dissolution of Diedrich Partners I, L.P. (transactions by Diedrich Partners I, L.P. were reported on Schedule 13G filed jointly by Mr. Youness and the partnership).

          Nuvrty, Inc. acquired a warrant to purchase 340,000 shares of Common Stock of Diedrich Coffee, Inc. in connection with the making of a loan to the Company. Nuvrty, Inc. made the loan from funds on hand.

Item 4.            Purpose of Transaction

          Nuvrty, Inc. acquired the warrant for investment. Neither Nuvrty, Inc. nor Mr. Youness has any plans or proposals which relate to or would result in:

CUSIP NO. 253675                      SCHEDULE 13D         PAGE  5  OF 6 PAGES
                                                               ----



               (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; provided, however, that Nuvrty, Inc. and Mr. Youness reserve the right to acquire additional securities or dispose of securities from time to time.

               (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

               (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

               (d) any change in the present Board of Directors or the management of the Issuer, including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board;

               (e) any material change in the present capitalization or dividend policy of the Issuer;

               (f) any other material change in the Issuer's business or corporate structure;

               (g) changes in the Issuer's Certificate of Incorporation or Bylaws or other actions which may impede the acquisition of control of the Issuer by any person;

               (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

               (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

               (j) any action similar to any of those enumerated above.

Item 5.            Interest in Securities of the Issuer

          Mr. Youness beneficially owns 430,958 shares of Common Stock of Diedrich Coffee, Inc., representing 8.0% of the outstanding shares. Of this amount, 90,958 shares were acquired upon the dissolution of Diedrich Partners I, L.P., which was reported on Amendment No. 1 to Schedule 13G filed jointly by Mr. Youness and Diedrich Partners I, L.P. Mr. Youness has sole voting power and sole dispositive power with respect to the 90,958 shares owned directly by him.

          Nuvrty, Inc. has a warrant, presently exercisable, to purchase 340,000 shares of Common Stock of Diedrich Coffee, Inc., representing 6.3% of the outstanding shares. Mr.

CUSIP NO. 253675                      SCHEDULE 13D         PAGE  6  OF 6 PAGES
                                                               ----


Youness is the sole shareholder of Nuvrty, Inc., and Mr. Youness and Nuvrty, Inc. have shared voting power and shared dispositive power with respect to the 340,000 shares represented by the warrant issued to Nuvrty, Inc.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          There are no contracts, arrangements, understandings or relationships with respect to securities of Diedrich Coffee, Inc. between Mr. Youness and Nuvrty, Inc. or between either of them and any other person, other than the loan agreement between Nuvrty, Inc. and Diedrich Coffee, Inc., the warrant issued to Nuvrty, Inc., and an intercreditor agreement between Diedrich Coffee, Inc. and Nuvrty, Inc. and other lenders to the Issuer.

Item 7.            Material to be Filed as Exhibits

          Not applicable.

Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:              October 14, 1997

                                     /s/ Amre A. Youness
                                     ------------------------------------------
                                     Amre A. Youness


                                     Nuvrty, Inc.



                                     By: /s/ Amre A. Youness
                                        ---------------------------------------
                                        Amre A. Youness, President